PRICER

Interim Report January - September 2005

- **Significantly increased net sales of SEK 202.6M (163.4), up 24 per cent**
- **Improved result after tax SEK -30.3M (-38.6)**
- **Result per share of SEK -0.04 (-0.08)**
- **Significant increase in orders received to SEK 252.3.4M (147.4)**
- **Gross margin of 20 (11) per cent**
- **Operating result of SEK -36.3M (-39.9)**
- **Liquid funds of SEK 89.8M (46.1)**

- **Installation number 1000 was accomplished during the quarter**
- **Carrefour Italy selects Pricer to supply ESL solution**
- **Pricer applies IFRS from 2005**

Operations

Orders received for the third quarter amounted to SEK 62.2M (36.1) and to SEK 252.3M (147.4 accumulated for the year, equivalent of an increase of 71 per cent. Orders in the third quarter consisted mainly of orders from Pricer's partner in Japan Ishida, Carrefour in Italy and from Pricer's partner Toshiba in France.

The order book at 30 September 2005 amounted to approximately SEK 197M (164). The most significant orders are from the retail chain Carrefour and from Ishida. The majority of Pricer's orders are in EUR and USD.

As at the end of the third quarter, Pricer systems were installed in more than 1 000 stores, the majority in Japan, Germany, France, the Nordic countries and the rest of Europe.

The market and market activities

In Pricer's judgment, the ESL market trend is continuously positive. The signals from Pricer's prioritised markets are distinct and a number of retail chains have either made decisions or initiated projects towards to include ESL as an operational tool in their automation processes.

The position of Pricer in Europe is reinforced through the established relationship with the retail chain Carrefour which installed Pricer's ESL system in several of their hyper and supermarkets in 2004. In May 2005 Carrefour in France signed a new agreement with Pricer for continued deliveries of ESL systems. The agreement defines deliveries for about SEK 110M. As per 30 September 2005 about half of the deployment program has been executed.

Pricer has been chosen by Carrefour Italy to support the retail operations of its new hypermarket store build program in 2005. An order for four hypermarkets to be completed during the year has been placed at a total value of SEK 7M. The Pricer system has run in two pilot stores in Milan and Rome since 2004.

The demand for ESL-systems in the Japanese market increases steadily and with more than 500 installations up and running with customers such as Okuwa, Inageya, Maruetsu and Heiwado, in addition to Ito-Yokado already mentioned, expectations on this market are high.

Through Pricer's partner in the US, IBM, the pilot installation that has been informed about before is in operation from August with one of the leading five retail chains in the US. After an evaluation of the system the customer will select a supplier and a decision for roll-out on a broad scale is expected.

Net sales and result

Net sales amounted to SEK 99.3.1M (75.1) during the quarter and to SEK 202.6M (163.4) for the period January-September, equivalent of an increase of 24 per cent. Deliveries were primarily to Japan, through Ishida with Ito-Yokado and several other end customers and France with Carrefour. With reference to sales per geographic market, deliveries to Asia, mainly Japan have returned to a high level.

Gross profit amounted to SEK 16.7M (5.2) and the gross margin was 17 (7) per cent for the quarter. Gross profit accumulated was SEK 39.7M (17.9) and the gross margin was 20 (11) per cent. The improved gross margin is explained by lower cost of goods sold as a result of the product development that has taken place and improved sales prices. A continued long term improvement of the margin is foreseen, however, the outcome is influenced by to what market sales take place and with the product mix.

Operating expenses were SEK 23.9M (22.8) for the quarter. This is SEK 2.2M lower than during the second quarter 2005 primarily due to lower personnel costs during the summer holidays. Accumulated operating expenses amounted to SEK 76.0M (57.8), equivalent of an increase of 31 per cent. An increase occurred particularly during the second half of 2004 as a consequence of the increased activities in conjunction with the agreement with Carrefour in 2004 as well as increased expenses for product development, especially for chip development. Since then the expense level has been relatively constant, as has the number of employees. Thereby Pricer now has such a production capacity and structure that an increase in business volume will not lead to an increase in expenses to the same extent.

The operating result was SEK -7.2M (-17.6) for the quarter and SEK -36.3M (-39.9) for the nine-month period.

Net financial items amounted to SEK -0.4M (-0.2) for the quarter and SEK 6.2M (0.6) for the nine-month period and consist of positive currency differences on liquid funds in USD and a positive currency item of SEK 0.9M from currency effects of placed orders to suppliers during the nine-month period with delivery in later quarters.

The net result was SEK -7.6M (-17.5) for the quarter and accumulated SEK -30.3M (-38.6).

Forecast

According to Pricer, the market trend remains positive, with an increase in the total installed base and a more solid interest from several major retail chains. Evaluations and negotiations with a number of retail chains are continuously ongoing.

The Board estimates that a positive cash flow for the company may be reached during 2006. This is a minor revision of the earlier forecast when the Board estimated that positive cash flow may be reached at the end of 2005, although more likely during 2006.

Next reporting date

The year end report for January - December 2005 will be published 16 February 2006 and the annual shareholders meeting is planned for 5.00 PM 11 May 2005 in the offices of Pricer in Sollentuna.

Sollentuna, 17 November 2005
Pricer AB (publ)

Jan Forssjö
President and CEO

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

Pricer AB (publ), founded in 1991 in Uppsala, Sweden, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.

With the largest product range on the market, Pricer ESL System is installed in more than 1 100 stores in three continents. Among others, the largest and second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offers a totally integrated solution together with the supplementary products, applications and services.

Pricer AB is listed on the Stockholmsbörsen's "O" list. For further information visit Pricer's website. Registration to receive news releases automatically by email can be made on the website.

Pricer AB (Publ)
Bergkällavägen 20-22
SE-192 79 SOLLENTUNA
Sweden

Website: www.pricer.com
Tel: +46 8-505 582 00
Corp. ID. No: 556427-7993

CONSOLIDATED INCOME STATEMENT - SUMMARY

Amounts in SEK M	Q 3 2005	Q 3 2004	9 month 2005	9 month 2004	Full year 2004
Net sales	99,3	75,1	202,6	163,4	227,2
Cost of Goods sold	-82,6	-69,9	-162,9	-145,5	-196,9
Gross profit	**16,7**	**5,2**	**39,7**	**17,9**	**30,3**
Selling and administrative expenses	-15,6	-13,8	-50,3	-39,3	-54,5
Research and development expenses	-8,3	-9,0	-25,7	-18,5	-27,8
Operating result	**-7,2**	**-17,6**	**-36,3**	**-39,9**	**-52,0**
Financial net	-0,4	-0,1	6,2	0,5	0,0
Result after financial items	**-7,6**	**-17,7**	**-30,1**	**-39,4**	**-52,0**
Tax on result for the period	0,0	0,0	-0,2	0,0	0,0
Net result for the period	**-7,6**	**-17,7**	**-30,3**	**-39,4**	**-52,0**
Net result of which					
Shareholders' interest	-5,4	-17,5	-28,0	-38,6	-49,4
Minority interest	-2,2	-0,2	-2,3	-0,8	-2,6
Net result for the period	**-7,6**	**-17,7**	**-30,3**	**-39,4**	**-52,0**

Earnings per share, number of shares	Q 3 2005	Q 3 2004	9 month 2005	9 month 2004	Full year 2004
Earnings per share, SEK	-0,01	-0,03	-0,04	-0,08	-0,10
Earnings per share, SEK, after dilution	-0,01	-0,03	-0,04	-0,08	-0,10
Number of shares, millions	754,3	560,4	661,0	496,5	512,5
Number of shares, millions, after dilution	754,3	563,7	661,0	563,7	560,4

NET SALES BY GEOGRAPHICAL MARKET Amounts in SEK M	Q 3 2005	Q 3 2004	9 month 2005	9 month 2004	Full year 2004
Nordic Countries	0,8	2,1	5,5	9,1	14,1
Rest of Europe	50,4	43,8	83,7	88,9	116,6
Asia	44,3	26,3	101,3	59,6	89,7
Rest of the world	3,8	2,9	12,1	5,8	6,8
Total net sales	**99,3**	**75,1**	**202,6**	**163,4**	**227,2**

CONSOLIDATED BALANCE SHEET - SUMMARY

Amounts in SEK M	2005-09-30	2004-09-30	2004-12-31
Patents and license rights	9,2	11,0	10,2
Total intangible fixed assets	**9,2**	**11,0**	**10,2**
Tangible fixed assets	9,0	8,1	8,0
Total fixed assets	**18,2**	**19,1**	**18,2**
Inventory	27,4	11,5	12,8
Current receivables	109,6	98,9	79,7
Cash and bank	89,8	46,1	42,5
Total current assets	**226,8**	**156,5**	**135,0**
TOTAL ASSETS	**245,0**	**175,6**	**153,2**
Equity			
Shareholders' equity	**152,8**	**103,0**	**91,3**
Equity, minority interest	**4,0**	**1,1**	**1,6**
Total equity	**156,8**	**104,1**	**92,9**
Long-term liabilities	3,0	5,8	5,6
Current liabilities	85,2	65,7	54,7
Total liabilities	**85,2**	**65,7**	**54,7**
TOTAL EQUITY AND LIABILITIES	**245,0**	**175,6**	**153,2**
Pledged assets	38,6	14,5	19,8
Contingent liabilities	4,0	4,0	4,0
Shareholders' equity per share, SEK	0,20	0,18	0,16
Shareholders' equity, SEK, after dilution	0,20	0,21	0,16

CHANGE IN EQUITY

	Jan-Sept	**Jan-Sept**	**Full year**
Amounts in SEK M	**2005**	**2004**	**2004**
Equity at start of period	**92,9**	**89,3**	**89,3**
Effect of change of accounting principles	-	-	-0,5
New share issue	91,1	54,3	54,3
Translation difference	-1,5	-0,1	-0,5
Shareholder contribution, minority	4,6	-	2,3
Net result for the period	-30,3	-39,4	-52,0
Equity at end of period	**156,8**	**104,1**	**92,9**
Of which			
- Shareholders' equity	152,8	103,0	91,3
- Minority interest	4,0	1,1	1,6
Total	**156,8**	**104,1**	**92,9**

CONSOLIDATED CASH FLOW STATEMENT - SUMMARY

Amounts in SEK M	Q 3 2005	Q 3 2004	9 month 2005	9 month 2004	Full year 2004
Net result after financial items	-7,6	-17,7	-30,1	-39,4	-52,0
Adjustment for non-cash items, etc	0,4	3,2	1,0	6,3	7,1
Paid tax	0,0	0,0	-0,2	0,0	-0,1
Change in working capital	-37,6	-22,6	-18,2	-35,1	-27,4
Cash flow from operating activities	**-44,8**	**-37,1**	**-47,5**	**-68,2**	**-72,4**
Cash flow from investing activities	**-0,8**	**-2,0**	**-5,2**	**-6,4**	**-6,9**
Cash flow from financing activities	**2,4**	**0,0**	**95,2**	**54,3**	**55,7**
Cash flow for the period	**-43,2**	**-39,1**	**42,5**	**-20,3**	**-23,6**
Liquid assets at start of period	**130,8**	**85,4**	**42,5**	**66,4**	**66,4**
Exchange rate difference in liquid assets	2,2	-0,2	4,8	0,0	-0,3
Liquid assets at end of period	**89,8**	**46,1**	**89,8**	**46,1**	**42,5**
Less blocked accounts	-4,0	-4,0	-4,0	-4,0	-4,0
Unutilised overdraft facilities	2,9	2,8	2,9	2,8	2,7
Disposable funds at end of period	**88,7**	**44,9**	**88,7**	**44,9**	**41,2**

KEY RATIOS, GROUP

Amounts in SEK M	Q 3 2005	Q 2 2005	Q 1 2005	Q 4 2004	Q 3 2004
Order entry	**62,2**	138,5	51,6	32,5	36,1
Order entry - moving 4 quarters	**284,8**	258,7	129,2	179,9	156,0
Net sales	**99,3**	52,7	50,6	63,8	75,1
Net sales - moving 4 quarters	**266,4**	242,2	248,6	227,2	182,6
Operating result	**-7,2**	-14,7	-14,4	-10,3	-17,4
Operating result - moving 4 quarters	**-46,6**	-56,8	-55,8	-49,4	-49,2
Result for the period	**-7,6**	-9,2	-13,5	-10,8	-17,5
Cash flow from operating activities	**-44,8**	-5,7	3,0	-4,2	-37,1
Cash flow from op.activities - moving 4 quarters	**-51,7**	-44,0	-60,9	-72,4	-76,1
Number of employees, end of period	**112**	97	100	99	85
Equity ratio	**61%**	70%	61%	61%	59%

EFFECTS ON INCOME STATEMENT WHEN APPLYING IFRS

July - September 2004, Quarter 3

Amounts in SEK M	Swedish GAAP	Adjustments, IFRS	IFRS
Gross Profit	**5,2**		**5,2**
Selling and administrative expenses	-13,8		-13,8
Research and development expenses	-9,0		-9
Operating result	**-17,6**		-17,6
Financial income and expenses, net	-0,1		-0,1
Result after financial items	**-17,7**		-17,7
Taxes	0,0		0,0
Minority share in result	0,2	-0,2	0,0
Net result for the period	**-17,5**	**-0,2**	**-17,7**
Net result of which shareholders' interest			-17,5
Net result of which Minority interest			-0,2
Net result for the period			**-17,7**

January-September 2004

Amounts in SEK M	Swedish GAAP	Adjustments, IFRS	IFRS
Gross Profit	**17,9**		**17,9**
Selling and administrative expenses	-39,3		-39,3
Research and development expenses	-18,5		-18,5
Operating result	**-39,9**		-39,9
Financial income and expenses, net	0,5		0,5
Result after financial items	**-39,4**		-39,4
Taxes	0,0		0,0
Minority share in result	0,8	-0,8	0,0
Net result for the period	**-38,6**	**-0,8**	**-39,4**
Net result of which shareholders' interest			-38,6
Net result of which Minority interest			-0,8
Net result for the period			**-39,4**

Januari-December 2004, Full year

Amounts in SEK M	Swedish GAAP	Adjustments, IFRS	IFRS
Gross profit	**30,3**		**30,3**
Selling and administrative expenses	-54,5		-54,5
Research and development expenses	-27,8		-27,8
Operating result	**-52,0**		-52
Financial income and expenses, net	0,0		0,0
Result after financial items	**-52,0**		-52,0
Taxes	-		0,0
Minority share in result	2,6	-2,6	0,0
Net result for the period	**-49,4**	**-2,6**	**-52,0**
Net result of which shareholders' interest			-49,4
Net result of which Minority interest			-2,6
Net result for the period			**-52,0**

EFFECTS ON BALANCE SHEET WHEN APPLYING IFRS

Amounts in SEK M	January 1, 2004 Swedish GAAP	Adjustments, IFRS	January 1, 2004 IFRS
Fixed assets	17,3		17,3
Current assets	109,8		109,8
TOTAL ASSETS	127,1		127,1
Equity			
Shareholders' equity	87,4		87,4
Equity, minority interest		1,9	1,9
Total equity	87,4	1,9	89,3
Minority interest	1,9	-1,9	0,0
Provisions	4,6	-4,6	0,0
Long-term liabilities		3,0	3,0
Current liabilities	33,2	1,6	34,8
TOTAL EQUITY, PROVISIONS AND LIABILITIES	127,1	0,0	127,1

Amounts in SEK M	September 30, 2004 Swedish GAAP	Adjustments, IFRS	September 30, 2004 IFRS
Fixed assets	19,1		19,1
Current assets	156,5		156,5
TOTAL ASSETS	175,6		175,6
Equity			
Shareholders' equity	103,0		103,0
Equity, minority interest		1,1	1,1
Total equity	103,0	1,1	104,1
Minority interest	1,1	-1,1	0,0
Provisions	5,8	-5,8	0,0
Long-term liabilities		3,1	3,1
Current liabilities	65,7	2,7	68,4
TOTAL EQUITY, PROVISIONS AND LIABILITIES	175,6	0,0	175,6

Amounts in SEK M	December 31, 2004 Swedish GAAP	Adjustments, IFRS	January 1, 2005 IFRS
Fixed assets	18,2		18,2
Current assets	135,0		135,0
TOTAL ASSETS	153,2		153,2
Equity			
Shareholders' equity	91,8	-0,5	91,3
Equity, minority interest		1,6	1,6
Total equity	91,8	1,1	92,9
Minority interest	1,6	-1,6	0,0
Provisions	5,6	-5,6	0,0
Long-term liabilities		2,7	2,7
Current liabilities	54,2	3,4	57,6
TOTAL EQUITY, PROVISIONS AND LIABILITIES	153,2	0,0	153,2

EFFECTS ON EQUITY WHEN APPLYING IFRS

January - September 2004

Amounts in SEK M	Equity referrable to shareholders of the parent company acc to Swedish GAAP	Reclass minority interest	IFRS-adjustments	Total equity
Equity, beginning of period	**87,4**	**1,9**		**89,3**
New share issue	54,3			**54,3**
Translation difference	-0,1			**-0,1**
Net result for the period	-38,6	-0,8		**-39,4**
Equity, end of period	**103,0**	**1,1**	**0,0**	**104,1**

January - December 2004, Full year

Amounts in SEK M	Equity referrable to shareholders of the parent company acc to Swedish GAAP	Reclass minority interest	IFRS-adjustments	Total equity
Equity, beginning of period	**87,4**	**1,9**		**89,3**
New share issue	54,3			**54,3**
Translation difference	-0,5			**-0,5**
Shareholder contribution, minority		2,3		**2,3**
Net result for the period	-49,4	-2,6		**-52,0**
Equity, end of period	**91,8**	**1,6**	**0,0**	**93,4**

January 1st, 2005

Amounts in SEK M	Equity referrable to shareholders of the parent company acc to Swedish GAAP	Reclass minority interest	IFRS-adjustments	Total equity
Equity, beginning of period	**91,8**	**1,6**		**93,4**
Effect of change in accounting principles			-0,5	**-0,5**
Equity, end of period	**91,8**	**1,6**	**-0,5**	**92,9**


Order Entry, SEK M
300
250
200
150
100
50
0
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Quarter
Moving 4 quarters


Net Sales, SEK M
280
240
200
160
120
80
40
0
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Quarter
Moving 4 quarters


Operating Result SEK M
Q3 '04 Q4 '04 Q1 '05 Q2 '05 Q3 '05
0
-25
-50
-75
Quarter
Moving 4 quarters


Net Result, SEK M
25
0
-25
-50
-75
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Quarter
Moving 4 quarters


Cash Flow from operating activities, SEK M
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Operating cash flow each Q
Moving 4 quarters
10
0
-10
-20
-30
-40
-50
-25
-50
-75
-100
Quarter
Moving 4 quarters


Number of Employees
120
100
80
60
40
20
0
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Partly owned companies
Pricer excl partly owned companies